UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-16751

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANTHEM 401(k) LONG TERM SAVINGS

INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Anthem, Inc.

120 Monument Circle

Indianapolis, IN 46204

REQUIRED INFORMATION

The Anthem 401(k) Long Term Savings Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

ANTHEM 401(k) LONG TERM SAVINGS INVESTMENT PLAN

Financial Statements and Schedule

December 31, 2003 and 2002 and for the

Year Ended December 31, 2003

With Report of Independent Registered Public Accounting Firm

ANTHEM 401(k) LONG TERM SAVINGS INVESTMENT PLAN

Financial Statements and Schedule

December 31, 2003 and 2002 and for the

Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Anthem 401(k) Long Term Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Anthem 401(k) Long Term Savings Investment Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 4, 2004

Anthem 401(k) Long Term Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$593,619,700	$471,062,078

Net assets available for benefits	$593,619,700	$471,062,078

See accompanying notes.

Anthem 401(k) Long Term Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Net appreciation of investments	$94,890,693
Investment income	1,072,852
Contributions:
Participant	47,410,489
Employer	15,342,378

Total additions	158,716,412

Deductions
Benefit payments and withdrawals	36,158,790

Net increase	122,557,622

Net assets available for benefits at beginning of year	471,062,078

Net assets available for benefits at end of year	$593,619,700

See accompanying notes.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

General

The Anthem 401(k) Long Term Savings Investment Plan (the “Plan”) is a defined contribution plan, which was established to provide savings opportunities for employees of Anthem Insurance Companies, Inc. (the “Plan Sponsor”) and certain affiliated companies (“Participating Employers”). All employees of the Participating Employers are eligible to participate after completing one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the financial statements are prepared in accordance with such provisions.

Participant Accounts

Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant’s account is credited with the Participant’s contributions and allocations of the Plan Sponsor’s contributions and Plan earnings. Participant accounts are participant directed. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Plan Sponsor contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.

Contributions

Participants may make voluntary pre-tax contributions of 1% to 20% of compensation, as defined in the Plan document, through periodic payroll deductions. Maximum contributions are limited by applicable Internal Revenue Service (“IRS”) regulations. After the Participant has completed one year of service, the Plan Sponsor will match up to 50% of the first 6% of the Participant’s pre-tax contribution.

Participants turning age 50 or over during 2003 and 2002 may elect to contribute additional amounts to their account according to IRS rules. A “catch-up contribution” enables Participants to save additional funds, beyond the regular IRS limits, as they near retirement. Catch-up contributions are not eligible for matching contributions.

Participant contributions, as reported in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2003, include $4,080,014 rolled over into the Plan from other qualified plans.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

Participant investment options consist of ten investment funds, including the Anthem Stock Fund, plus a Self-Managed Account (“SMA”) option. Participants are permitted to change investment options daily.

Each of the ten investment funds, including the Anthem Stock Fund, is divided into units of participation which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Under provisions of the Plan, interest and dividend income (net of administrative expenses paid by the Plan) and net appreciation (depreciation) of the fair value of investments are allocated to each Participant’s account based on the change in unit value for each investment fund in which the Participant has an account balance.

The SMA is a brokerage option offered through the Plan that allows investments in approximately 5,000 different mutual funds. As a brokerage account, this option is not unitized or collectively priced. Participants experience losses or gains based upon their underlying investment selections. Participants are responsible for all fees associated with the SMA.

Vesting

Participants are immediately 100% vested in the Plan and are entitled to benefits beginning at normal retirement age (sixty-five), except for participants of former plans of certain acquired companies. Participants in these former plans of acquired companies may be subject to separate vesting schedules.

Benefit Payments and Withdrawals

An active Participant in the Plan may make a complete or partial withdrawal of the amounts held in the Participant’s account attributable to the Participant’s pre-tax contributions, rollovers, employer match and income allocated to the pre-tax contribution account. The withdrawal must be necessary in light of immediate and heavy financial needs of the Participant and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan.

Participant contributions to the Participant’s pre-tax account are suspended for the six months following a hardship withdrawal from a Participant’s pre-tax account. A Participant may make a withdrawal of voluntary after-tax contributions at any time. Additionally, at age 59 1/2, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments and Withdrawals (continued)

Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $5,000, the account is paid in a lump sum payment. If the vested account value is more than $5,000, the Participant may elect to keep savings in the Plan. The Participant may elect to have the entire portion, if any, of his account held in the Anthem Stock Fund paid in whole shares of Anthem, Inc. common stock, with fractional shares and any uninvested funds paid in cash. The account must be distributed by the year following the later of retirement or attainment of age 70 1/2. Upon death, payments are made to the Participant’s beneficiary in the form of a lump sum payment or in installments.

Participant Loans

Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000 less the highest outstanding loan balance during the year. Repayment of loans shall not exceed five years except for loans used to acquire the Participant’s principal residence, which shall not exceed ten years. Each loan bears interest equal to the prime lending rate of State Street Bank and Trust Company and repayments are made by payroll deduction. Participants may have two loans outstanding at any one time.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to suspend matching contributions to the Plan at any time, either permanently or temporarily for any length of time.

Administration of the Plan

State Street Bank and Trust Company, the trustee, has been appointed by the Plan Sponsor to administer the Plan’s assets. The Plan Sponsor may bear certain costs associated with administering the Plan.

More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.

Investments

Investments are recorded at fair value as determined by the quoted market price on the last business day of the plan year, except for the benefit-responsive synthetic guaranteed investment contract which is valued at contract value (see Note 3). Investments in common collective trusts are valued at fair value, which is the redemption value of the units of participation owned by the Plan. Anthem, Inc. common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year. Money market funds are valued at cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value, and are reported with investments. Interest on Participant loans is reported as investment income.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Contributions are recorded as additions to net assets available for Plan benefits on a bi-weekly basis as the Plan Sponsor authorizes and accrues such contributions.

Use of Estimates

The preparation of financial statements requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2003	2002
State Street Global Advisors common collective trusts:
S&P 500 Index Fund	$172,360,684	$129,118,642
Intermediate Bond Series Fund	126,777,688	118,268,726
Bond Market Fund	75,873,529	74,496,415
Russell 2000 Index Fund	52,139,699	30,454,364
S&P 400 Index Fund	51,866,236	34,462,605
Russell 3000 Index Fund	45,215,096	33,182,225

During the year ended December 31, 2003, the Plan’s investments (including investments bought, sold, and held during the year), appreciated as follows:

Common collective trusts	$91,276,177
Mutual funds in Self-Managed Accounts	2,614,597
Anthem, Inc. common stock	999,919

$94,890,693

The Plan has entered into a synthetic guaranteed investment contract (“SGIC”) with State Street Global Advisors. A SGIC is a contract that allows the Plan to offer Participants a guaranteed rate of interest over a specific period of time. The SGIC consists of two components: a primary portfolio of fixed maturity securities and a derivative instrument issued by JP Morgan Chase Bank that provides a guaranteed rate of interest on the investment (also known as a “wrapper”). The Plan’s contract assets are invested in the State Street Global Advisors Intermediate Bond Series Fund (the “Fund”). When considered together, the Fund and the wrapper are reported in the Statement of Net Assets Available for Benefits at contract value, which approximates fair value.

The SGIC is fully benefit-responsive to the Participants. As such, Participants are ordinarily able to direct the withdrawal or transfer of all or a portion of their investment at contract value.

Anthem 401(k) Long Term Savings Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

There are no reserves against the contract value for the credit risk of the contract issuers. The contract value of the SGIC totaled $120,258,098 (fair value of the Fund of $126,777,688, net of wrapper value of $6,519,590) and $111,440,435 (fair value of the Fund of $118,268,726, net of wrapper value of $6,828,291) at December 31, 2003 and 2002, respectively. The contract’s crediting interest rate was 5.02% and 4.88% as of December 31, 2003 and 2002, respectively. The average yield was 4.72% and 5.27% for the years ended December 31, 2003 and 2002, respectively. Rates are reset quarterly or monthly on synthetic contracts under various calculations. All resets have a floor of 0%.

4. Related Party Transactions

As of December 31, 2003, the Plan owned 127,998 shares of Anthem, Inc. common stock with a fair value of $9,599,860. During 2003, the Plan had net purchases of Anthem, Inc. common stock totaling $4,387,596.

As of December 31, 2002, the Plan owned approximately 66,200 shares of Anthem, Inc. common stock with a fair value of $4,212,345. During 2002, the Plan had net purchases of Anthem, Inc. common stock totaling $4,292,652.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated February 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan has been amended. The 2001 plan year is currently under audit by the IRS. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Subsequent Events

Effective January 1, 2004, the Plan was amended to allow Participant contributions of up to 50% of compensation and to increase the Plan Sponsor matching contribution to 100% of the first 3% and 50% of the next 3% of the Participant’s pre-tax contribution.

On January 31, 2004, assets of approximately $245,915,000 were transferred into the Plan from the Employees’ 401(k) Thrift Plan of Trigon Insurance Company in connection with the merger of the plans.

Anthem 401(k) Long Term Savings Investment Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2003

EIN: 35-0781558

Plan Number: 003

(b)	(c)	(e)
Identity of issue, borrower, lessor, or similar party	Description of investment Including maturity date, interest rate, collateral and par, or maturity value	Current value
State Street Bank & Trust Short Term Investment Fund*	134,206 units	$134,206

State Street Global Advisors common collective trusts*:
S&P 500 Index Fund	864,275 units	172,360,684
Bond Market Fund	4,916,318 units	75,873,529
Russell 2000 Index Fund	2,978,050 units	52,139,699
S&P 400 Index Fund	2,666,233 units	51,866,236
Russell 3000 Index Fund	2,982,723 units	45,215,096
EAFE Fund	2,087,738 units	25,589,407
Yield Enhanced	9,520,677 units	9,520,677

		432,565,328
State Street Global Advisors synthetic guaranteed investment contract*:
SSgA Intermediate Bond Series A SL	7,631,234 units	126,777,688
JP Morgan Chase Bank Wrapper		(6,519,590)

		120,258,098

Anthem, Inc. common stock *	127,998 shares	9,599,860

Self-Managed Accounts	various mutual fund holdings	11,393,055

Participant loans*	Interest rates range from 4.0% to 10.5%	19,669,153

		$593,619,700

*	Parties-in-Interest

Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of Anthem Insurance Companies, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTHEM 401(k) LONG TERM SAVINGS INVESTMENT PLAN

By:	/s/ David R. Frick
David R. Frick
Chairman of the Pension Committee
of Anthem Insurance Companies, Inc.

Date: June 10, 2004

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Ernst & Young LLP